Exhibit 99.1

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

Bell Announces Pricing of Cash Tender Offers for Six Series of Debt Securities

MONTRÉAL, June 3, 2026 – Bell Canada (“Bell” or the “Company”) today announced the pricing terms of its previously announced separate offers (the “Offers”) to purchase for cash up to the Maximum Purchase Amount (as defined below) of its outstanding notes of the series listed in the table below (collectively, the “Notes”).

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 27, 2026 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). The Notes are unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc. (“BCE”), Bell’s parent company. Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

Set forth in the table below is the applicable Total Consideration (as defined below) for each series of Notes, as calculated as of 2:00 p.m. (Eastern time) today, June 3, 2026, in accordance with the Offer to Purchase.

Acceptance Priority Level(1)	Title of Notes	Principal Amount Outstanding	CUSIP / ISIN Nos. (2)	Reference Security(3)	Reference Yield	Bloomberg Reference Page(3)	Fixed Spread (Basis Points)(3)	Total Consideration(3)
1	3.200% Series US-6 Notes due 2052	US$458,981,000	0778FP AH2 / US0778FPAH21	4.750% U.S. Treasury due February 15, 2056	4.995%	FIT1	+70	$665.35
2	3.650% Series US-7 Notes due 2052	US$532,590,000	0778FP AJ8 / US0778FPAJ86	4.750% U.S. Treasury due February 15, 2056	4.995%	FIT1	+75	$717.98
3	3.650% Series US-4 Notes due 2051	US$421,391,000	0778FP AF6 / US0778FPAF64	4.750% U.S. Treasury due February 15, 2056	4.995%	FIT1	+75	$724.86
4	4.300% Series US-2 Notes due 2049	US$425,659,000	0778FP AB5 / US0778FPAB50	5.000% U.S. Treasury due May 15, 2046	4.994%	FIT1	+80	$810.81
5	2.150% Series US-5 Notes due 2032	US$417,027,000	0778FP AG4 / US0778FPAG48	3.875% U.S. Treasury due April 30, 2031	4.212%	FIT1	+45	$875.60
6	4.464% Series US-1 Notes due 2048	US$1,150,000,000	0778FP AA7 / US0778FPAA77	5.000% U.S. Treasury due May 15, 2046	4.994%	FIT1	+80	$836.38

(1)

Subject to the satisfaction or waiver by the Company of the conditions of the Offers described in the Offer to Purchase, if the Maximum Purchase Condition (as defined below) is not satisfied with respect to all series of Notes, the Company will accept Notes for purchase in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 6 being the lowest Acceptance Priority Level). It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.

(2)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(3)

The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase has been based on the applicable Fixed Spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable U.S. Treasury reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 2:00 p.m. (Eastern time) today, June 3, 2026. The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration.

The Offers will expire at 5:00 p.m. (Eastern time) on June 3, 2026, unless extended or earlier terminated by the Company (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes validly tendered for purchase may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on June 3, 2026 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Withdrawal Date”), but not thereafter, unless extended by the Company with respect to any Offer.

For Holders who deliver a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will be the second business day after the Expiration Date and is expected to be 5:00 p.m. (Eastern time) on June 5, 2026, unless extended with respect to any Offer (the “Guaranteed Delivery Date”).

Provided that all conditions to the Offers have been satisfied or waived by the Company by the Expiration Date (or the Initial Settlement Date in the case of the Financing Condition), the Company will settle all Notes validly tendered at or prior to the Expiration Date and not validly withdrawn at or prior to the Withdrawal Date and accepted for purchase by the Company in such Offers on (i) the second business day after the Expiration Date, which is expected to be June 5, 2026, with respect to any Notes validly tendered prior to the Expiration Date, unless extended with respect to any Offer (the “Initial Settlement Date”) and/or (ii) the second business day after the Guaranteed Delivery Date, which is expected to be June 9, 2026, with respect to any Notes validly tendered at or prior to the Guaranteed Delivery Date using the Guaranteed Delivery Procedures (as defined below), unless extended by the Company with respect to any Offer (the “Guaranteed Delivery Settlement Date”). Each of the Initial Settlement Date and the Guaranteed Delivery Settlement Date is herein referred to as a “Settlement Date” and collectively as the “Settlement Dates.”

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offers will receive the applicable Total Consideration for each US$1,000 principal amount of such Notes in cash on the applicable Settlement Date.

In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase by the Company will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Initial Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Initial Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by The Depository Trust Company (“DTC”) or its participants.

The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase, including that the aggregate principal amount purchased in the Offers not exceed US$1,150 million (the “Maximum Purchase Amount”), on the Maximum Purchase Amount being sufficient to include the aggregate principal amount of all validly tendered and not validly withdrawn Notes of such series (after accounting for all validly tendered and not validly withdrawn Notes that have a higher Acceptance Priority Level) (the “Maximum Purchase Condition”), and on the Company satisfying the Financing Condition. The Company expects the Financing Condition to be satisfied on or prior to the Initial Settlement Date upon the closing of its previously announced concurrent offerings of Cdn.$1.6 billion aggregate principal amount of MTN Debentures and US$650 million aggregate principal amount of U.S. senior notes.

The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Notes of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase).

The Company has retained BofA Securities, Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC to act as lead dealer managers and Barclays Capital Inc., BMO Capital Markets Corp., CIBC World Markets Corp., Desjardins Securities Inc., Mizuho Securities USA LLC, National Bank of Canada Financial Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc. and TD Securities (USA) LLC to act as co-dealer managers (collectively, the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to BofA Securities, Inc. at +1 (888) 292-0070 (toll-free) or +1 (980) 387-3907 (collect), Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll-free) or +1 (212) 723-6106 (collect), RBC Capital Markets, LLC at +1 (877) 381-2099 (toll-free) or +1 (212) 618-7843 (collect) or to Wells Fargo Securities, LLC at +1 (866) 309-6316 (toll-free) or +1 (704) 410-4235 (collect).

D.F. King & Co., Inc. is acting as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to D.F. King & Co., Inc. in New York by telephone at +1 (212) 257-2468 (for banks and brokers only) or +1 (800) 967-7635 (for all others toll-free), or by email at bell@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: www.dfking.com/bell.

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in DTC will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of BCE, the Company, or any of their subsidiaries. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this news release, the Offer to Purchase or any material relating to Bell or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to statements regarding the terms and conditions and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and Settlement Dates thereof; the method by which the Company will fund the Offers and purchases thereunder; the satisfaction or waiver of certain conditions of the Offers, including the Maximum Purchase Condition and the Financing Condition; and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed Offers. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including the Maximum Purchase Condition and the Financing Condition. Accordingly, there can be no assurance that repurchases of the Notes under the Offers will occur, or that they will occur at the expected time indicated in this news release. For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE’s 2025 Annual MD&A dated March 5, 2026, BCE’s First Quarter MD&A dated May 6, 2026 and BCE’s news release dated May 7, 2026 announcing its financial results for the first quarter of 2026, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About Bell

Bell is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

Media Inquiries:

Ellen Murphy

media@bell.ca

Investor & Analyst Inquiries:

Krishna Somers

Krishna.somers@bell.ca